UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-36458

Neovasc Inc.
(Translation of registrant’s name into English)

Suite 5138 - 13562 Maycrest Way
Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit 99.1	Securities Purchase Agreement, dated March 23, 2022.

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference, as an exhibit, into the Registration Statement on Form F-10/A of the Registrant, which was originally filed with the Securities and Exchange Commission on May 4, 2021 (File No. 333-255293), the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075) and the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 13, 2020 (File No. 333-245385).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEOVASC INC.
(Registrant)

Date: March 24, 2022	By:	/s/ Chris Clark
	Name:	Chris Clark
	Title:	Chief Financial Officer